SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                              ------------
                             Schedule 14D-1
                            (Amendment No. 4)
           Tender Offer Statement pursuant to Section 14(D)(1)
                 of the Securities Exchange Act of 1934
                              ------------
                      Exide Electronics Group, Inc.
                        (Name of Subject Company)

                       PQR Acquisition Corporation
                           Danaher Corporation
                                (Bidders)

                 Common Stock, par value $.01 per share
                    (including the associated rights)
                     (Title of Class of Securities)

                              302052 6 10 5
                  (CUSIP Number of Class of Securities)

                  Series G Convertible Preferred Stock,
                        par value $.01 per share
                     (Title of Class of Securities)

                              Not Available
                  (CUSIP Number of Class of Securities)

               Warrants to Purchase Shares of Common Stock
                     (Title of Class of Securities)

                              302052 6 11 3
                  (CUSIP Number of Class of Securities)
                              ------------
                           Patrick W. Allender
                       PQR Acquisition Corporation
                         c/o Danaher Corporation
                   1250 24th Street, N.W., Suite 8000
                         Washington, D.C. 20037
                        Telephone: (202) 828-0850
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)
                              ------------
                                Copy to:
                         Morris J. Kramer, Esq.
                Skadden, Arps, Slate, Meagher & Flom LLP
                            919 Third Avenue
                          New York, N.Y. 10022
                        Telephone: (212) 735-3000



               PQR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended (as amended, the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (including the associated rights), all outstanding shares of Series G Convertible Preferred Stock, par value $.01 per share, and all outstanding warrants to purchase shares of Common Stock at $13.475 per share of Common Stock, of Exide Electronics Group, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.

          ITEM 10.       ADDITIONAL INFORMATION

               On September 4, 1997, Parent announced that it had extended the Offer until 5:00 p.m., New York City time, on September 18, 1997, unless further extended. The Offer was scheduled to expire at 5:00 p.m., New York City time, on September 4, 1997. As of the close of business on September 3, 1997, approximately 57,000 Exide Shares had been tendered.

               The full text of Parent's September 4, 1997 press release is set forth in Exhibit (a)(12) hereto and is incorporated herein by reference.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

               (a)(12)  Press release issued by Parent on September
                        4, 1997




                                Signature

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated: September 4, 1997


                                   PQR ACQUISITION CORPORATION

                                   By: /s/  Patrick W. Allender
                                       -------------------------------
                                       Name:  Patrick W. Allender
                                       Title: Vice President and
                                                 Treasurer


                                   DANAHER CORPORATION

                                   By: /s/ Patrick W. Allender
                                       --------------------------------
                                       Name:  Patrick W. Allender
                                       Title: Senior Vice President,
                                                Chief Financial Officer
                                                and Secretary



                                Exhibit Index

          Exhibit                                              Page
          Number     Exhibit Name                            Number
          -------    ------------                            ------
          (a)(12)   Press release issued by Parent on
                    September 4, 1997                           5